Exhibit 99.1

Marti Announces Completion of Redemption of Outstanding Warrants

Istanbul, Türkiye, January 5, 2024 — Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT), Türkiye’s leading mobility app, today announced that it completed the redemption of its outstanding warrants (the “Warrants”) to purchase the Company’s Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), that remained outstanding following 5:00 p.m. Eastern Time on January 4, 2024 (the “Redemption Date”), for a cash redemption price of $0.07 per Warrant. A notice of redemption was distributed on December 20, 2023 to the registered holders of outstanding Warrants announcing the redemption pursuant to the terms of the Warrant Agreement, dated July 8, 2021, as amended on December 20, 2023, by and between the Company and Continental Stock Transfer & Trust Company, governing the Warrants. The redemption follows the expiration and closing of the Company’s offer to each holder of outstanding Warrants to purchase any and all outstanding Warrants for $0.10 in cash per Warrant, without interest.

The Warrants were listed for trading on the NYSE American LLC (“NYSE American”) under the symbol “MRT.WS”. In connection with the redemption, the Warrants were suspended from trading on the NYSE American prior to 9:00 a.m. Eastern Time on January 4, 2024 and will be delisted pursuant to the Form 25 filed with the U.S. Securities and Exchange Commission (the “SEC”) on or around the Redemption Date. The Ordinary Shares continue to trade on the NYSE American under the symbol “MRT”.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride-hailing service that matches riders with car and motorcycle drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Statement Regarding Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, also known as the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact and generally relate to future events, hopes, intentions, strategies, or performance may be deemed to be forward-looking statements, including but without limitation to statements regarding our ability to achieve the sustainability targets, goals, objectives or programs set forth under our sustainability strategy, “Move Forward. Together,” and descriptions of the Company’s plans, initiatives or objectives for future operations, or the timing of occurrence related to any of the foregoing. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “might,” “possible,” “believe,” “predict,” “potential,” “continue,” “aim,” “strive,” and similar expressions may identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements involve known and unknown risks, uncertainties, assumptions, and other factors that may cause actual results to differ materially from statements made in this press release, including the number of Warrant holders that respond and elect to participate in the Offer and Consent Solicitation; Marti’s ability to consummate the Offer and Consent Solicitation; and Marti’s ability to recognize the anticipated benefits of the Offer and Consent Solicitation; changes in applicable laws or regulations, including those that pertain to tender offers and other important factors discussed under the caption “Risk Factors” in the Company’s Registration Statement on Form F-1 (including the documents incorporated by reference therein), which was declared effective by the SEC on October 27, 2023, as such factors may be updated from time to time in the Company’s other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the “SEC Filings” section of the Company’s website at https://ir.marti.tech. Any investors should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC as most of the factors are outside the Company’s control and are difficult to predict. As a result, the Company’s actual results may differ from its expectations, estimates and projections and consequently, such forward-looking statements should not be relied upon as predictions of future events. All information provided in this release is based on information available to the Company as of the date of this press release and any forward-looking statements contained herein are based on assumptions that the Company believes are reasonable as of this date. Undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain. The Company undertakes no duty to update this information unless required by law.

Investor Contact

Marti Technologies, Inc.

Turgut Yilmaz

Investor.relations@marti.tech

Source: Marti Technologies, Inc.